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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 354

SEC FILE NUMBER
8-47441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HERMAN, ALEXIS & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 West Manchester Ave.
(No. and Street)

Los Angeles (City) CA (State) 90047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK H. RHYNES 313 759-3920
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARTIN C. PARK
(Name — if individual, state last, first, middle name)

3580 Wilshire BLVD Suite 1040 Los Angeles 90010
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK H. RHYNES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERMAN ALEXIS & CO., INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Herman E. Rhynes

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 28th DAY OF Feb 19 2002

Herman E. Rhynes

NOTARY PUBLIC - CALIFORNIA


HERMAN E. RHYNES
COMM. # 1272451
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. AUG. 4, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERMAN, ALEXIS & CO., INC.

FINANCIAL STATEMENTS
and ADDITIONAL INFORMATION

DECEMBER 31, 2001

Martin C. Park, CPA
Los Angeles, California

HERMAN, ALEXIS & CO., INC.

DECEMBER 31, 2001

Table of Contents

MARTIN C. PARK, CPA
3580 Wilshire Blvd., Suite 1040
Los Angeles, California 90010
Telephone: (213) 386-3221
Fax: (213) 387-6225

To the Board of Directors
Herman, Alexis & Co., Inc.
1522 West Manchester Ave.
Los Angeles, CA 90047

We have audited the statement of financial condition of Herman, Alexis & Co., Inc. as of December 31, 2001 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Herman, Alexis & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 8 – 12 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 28, 2002
Los Angeles, California

HERMAN, ALEXIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Current Assets		
Cash	$ 4	
Investments - Note E	5,550	$ 5,554
Other Assets		
Organization cost - net of amortization of of $14,518 - Note A	-	
Deposits in Clearing House	25,000	25,000
Total Assets		$ 30,554

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 1,006	
Brokers payable	65	
Accrued taxes - Note B	3,876	$ 4,947
Total Liabilities		4,947
Stockholders' Equity - Note C		
Common stock, no par value 100 shares authorized, issued, and outstanding	100	
Additional paid-in-capital	78,885	
Accumulated unrealized gain/(loss) on investments	(67,750)	
Retained earnings (deficit)	14,371	25,607
Total Liabilities and Stockholders' Equity		$ 30,554

See accompanying notes to financial statements

HERMAN, ALEXIS & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2001

Net Sales	$	42,749
Operating Expenses		56,796
Income from Operation		(14,047)
Other Income and (Expenses)		(57,602)
Income (Loss) before Income Tax		(71,649)
Provision for Income Tax - Note B		2,751
Net Income (Loss)	$	(74,401)
Retained Earnings (Deficit), January 1, 2001		88,771
Retained Earnings (Deficit), December 31, 2001	$	14,371

See accompanying notes to financial statements

HERMAN, ALEXIS & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2001

	Beg. Balance Jan. 1, 2001	Changes	Ending Balance Dec. 31, 2001
Common Stock	$ 100	$ -	$ 100
Additional Paid-in-capital	65,867	13,018	78,885
Accumulated Unrealized (Loss) on Investment	(89,690)	21,940	(67,750)
Retained Earnings (Deficit)	88,771	(74,400)	14,371
Stockholders' Equity	$ 65,049	$ (39,442)	$ 25,607

See accompanying notes to financial statements

HERMAN, ALEXIS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities :		
Net income(loss)		$ (74,400)
Adjustment to reconcile net income to net cash provided by operating activities :		
Amortization expense	$ -	
Decrease in deposit accounts	1,492	
Increase in accounts payable	31	
Decrease in broker payable	(1,897)	
Decrease in due to shareholer	(2,325)	
Increase in accrued taxes	1,476	
Loss on sale of investment	60,000	
Net cash used by operating activities		58,777
Cash flows from investing activities :		
Proceed from sale of investments	2,500	
Net cash used by investing activities		2,500
Cash flows from financing activities :		
Increase in additional paid-in-capital	13,018	
Net cash provided by financing activities		13,018
Net change in cash and cash equivalent		(105)
Cash and cash equivalents at January 1, 2001		109
Cash and cash equivalents at December 31, 2001		$ 4

See accompanying notes to financial statements

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ORGANIZATION AND OPERATIONS

The Company, which is a member of the National Association of Securities Dealers, Inc., was incorporated in the state of Delaware in February 1994 for the purpose of acting as a broker-dealer and operates in the state of California. The Company began its operation in January 1995 and was granted registration as a broker-dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. The company performs services for its customers on a fully disclosed basis. These customer transactions are mainly cleared through RPR Correspondent Clearing. The Company also provides various management advisory services.

AMORTIZATION OF ORGANIZATION COSTS

Costs in organizing the Company are recorded as organizational costs and are amortized over 5 years on a straight-line basis.

Note B – INCOME TAXES

The Company's shareholder elected S Corporation status effective May 16, 1994. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, provision or liability only for state (California) income tax has been included in these financial statements.

Note C – NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum Net Capital, as defined under such provisions. At December 31, 2001, the Company had a Net Capital of $20,057, which was $15,057 in excess of the minimum Net Capital Requirement.

Note D – SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3 (k) (2) (a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note E – INVESTMENTS

The stocks were recorded at their fair market value when received. The year-end market value adjustment is not recognized in income but rather is accumulated and presented as an element of stockholders' equity.

HERMAN, ALEXIS & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Herman, Alexis & Co., Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer. The clearing broker is Dain Rauscher.

HERMAN, ALEXIS & CO., INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Herman, Alexis & Co., Inc. claims an exemption from rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

HERMAN, ALEXIS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL

Total stockholders' equity qualified for net capital		$ 25,607
Add : Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		25,607
Deductions and/or charges		
Non-allowable assets		
Investments	$ 5,550	
Deposit accounts - excess	-	
Total deductions and/or charges		5,550
Net Capital		$ 20,057

HERMAN, ALEXIS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable	$	4,947
Total aggregate indebtedness	$	4,947

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $ 5,000 if greater	$	5,000
Excess net capital at 1500 %		14,315
Excess net capital at 1000 %		14,563
Ratio : Aggregate indebtedness to net capital		0.25 to 1

HERMAN, ALEXIS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in part IIA of form X-17A-5 as of December 31, 2001)

Net capital, as reported in company's part IIA (unaudited) focus report	$	19,352
Net audit adjustments		705
Net capital per above - See Note C	$	20,057

MARTIN C. PARK, CPA
3580 Wilshire Blvd., Suite 1040
Los Angeles, California 90010
Telephone: (213) 386-3221
Fax: (213) 387-6225

To the Board of Directors
Herman, Alexis & Co., Inc.
1522 West Manchester Ave.
Los Angeles, CA 90047

We have examined the financial statements of **Herman, Alexis & Co., Inc.** for the year ended December 31, 2001 and have issued our report thereon dated February 28, 2002. As part of our examination we made a study and an evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to the customer securities. The Company is in compliance with the conditions of the exemption and no facts have come to our attention indicating that such conditions had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of **Herman, Alexis & Co., Inc.** taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizatione) and other regulatory agencies which rely on Rule 17a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.



February 28, 2002
Los Angeles, California